As filed with the Securities and Exchange Commission on January 30, 1996
                                                    Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            American List Corporation
             (Exact Name of Registrant as Specified in Its Charter)

            Delaware                                            11-2050322
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                              330 Old Country Road
                             Mineola, New York 11501

                                 (516) 248-6100
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                   ----------

                            Martin Lerner, President
                            American List Corporation
                              330 Old Country Road
                             Mineola, New York 11501
                                 (516) 248-6100
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)

                                   ----------

                                   Copies to:

Fran M. Stoller, Esq.                                  Marc Weingarten, Esq.
Bachner, Tally, Polevoy & Misher LLP                   Schulte Roth & Zabel
380 Madison Avenue                                     900 Third Avenue
New York, New York 10017                               New York, New York 10022
(212) 687-7000                                         (212) 758-0404

            Approximate date of commencement of proposed sale to the
           public: As soon as practicable after the effective date of this registration statement.

            If the only securities being registered on this Form are
                 being offered pursuant to dividend or interest
                        reinvestment plans, please check
                             the following box. |_|

             If any of the securities being registered on this Form
               are to be offered on a delayed or continuous basis
                         pursuant to Rule 415 under the
              Securities Act of 1933, other than securities offered
                  only in connection with dividend or interest
                               reinvestment plans,
                          check the following box. |_|

                                  ----------

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities
                       Act, please check the following box
            and list the Securities Act registration statement number
               of the earlier effective registration statement for
                             the same offering. |_|

          If this Form is a post-effective amendment filed pursuant to
            Rule 462(c) under the Securities Act, check the following
                         box and list the Securities Act
       registration statement number of the earlier effective registration
                      statement for the same offering. |_|

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

================================================================================

                                          CALCULATION OF REGISTRATION FEE

     Title of                                    Proposed                   Proposed
      Shares                Amount                Maximum                    Maximum                Amount of
       to be                 to be            Offering Price                Aggregate             Registration
    Registered            Registered           Per Share(1)             Offering Price(1)              Fee
    ----------            ----------           ------------             -----------------              ---

  Common Stock,
  par value $.01         1,380,000(2)             $28.875                  $39,847,500             $13,740.52

----------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c), based on the average of the high and low sale prices of the Registrant's Common Stock on January 24, 1996, as reported by the American Stock Exchange.

(2) Includes 180,000 shares which the Underwriters have the option to purchase, solely to cover over-allotments, if any.

                                   ----------

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   ----------

                                      (ii)

                  Subject to Completion, Dated January 30, 1996

                                1,200,000 Shares

                            AMERICAN LIST CORPORATION

                                  Common Stock

                                   ----------

     All of the 1,200,000 shares of Common Stock of American List Corporation (the "Company") offered hereby are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares offered hereby.

     The Common Stock is traded on the American Stock Exchange under the symbol "AMZ." On January 24, 1996, the last reported sale price of the Common Stock was $28.50 per share. See "Price Range of Common Stock."

             See "Risk Factors" beginning on page 6 for a discussion
                 of certain factors that should be considered by
                   prospective purchasers of the Common Stock.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                     ADEQUACY OF THIS PROSPECTUS. ANY REPRE-
                            SENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

=============================================================================================================================
                                          Price to                                                     Proceeds to
                                           Public                Underwriting Discount(1)        Selling Stockholders (2)
                                           ------                -----------------------         ------------------------
Per Share . . . . . . . . . . .              $                              $                               $

Total (3) . . . . . . . . . . .         $                                 $                               $
=============================================================================================================================

(1)   See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2)   Before deducting expenses of the offering estimated at $_______ payable by the Selling Stockholders.
(3)   One of the Selling Stockholders has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 180,000 additional shares of Common Stock at the Price to Public per share, less the
      Underwriting Discount, for the purpose of covering over-allotments, if any.  If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be
      $     , $     , and $     , respectively.  See "Underwriting."

     The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the Shares will be made against payment on or about __________, 1996 at the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

Oppenheimer & Co., Inc.                                              Furman Selz

                      The date of this Prospectus is , 1996

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such materials may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 filed by the Company with the Commission (the "Registration Statement") with respect to the securities to which this Prospectus relates, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Each summary in this Prospectus of information included in the Registration Statement or any exhibit thereto is qualified in its entirety by reference to such information or exhibit.

                           --------------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, information in this Prospectus assumes no exercise of options to purchase 186,505 shares of Common Stock outstanding under the Company's stock option plan. All share and per share information gives retroactive effect to a 3-for-2 stock split effected in July 1993 and a 10% stock dividend effected in March 1994.

                                   The Company

     American List Corporation ("American List" or the "Company") develops, maintains and markets one of the largest and most comprehensive databases of high school, college, and preschool through junior high school students in the United States, currently containing information on approximately 30 million individuals. The Company rents lists derived from its database for use primarily in direct mail and telemarketing programs. During the fiscal year ended February 28, 1995, the Company rented its lists to approximately 3,200 customers, including financial institutions, list brokers and advertising agencies, retailers and educational institutions.

     The Company's computerized database contains information such as name, address, gender and, if available, date of birth and telephone number of the individuals included. From this database, the Company extracts, manipulates and sorts information to create its multiple list products which are currently available in a variety of formats, including prospect lists, mailing labels, 3" x 5" index cards and computer magnetic tapes, cartridges and disks. American List's computer processing facility provides it with the ability to customize its lists to best serve each customer's marketing goals.

     The information contained in the Company's database is derived from a number of sources which are the result of long-term relationships developed by the Company over the past 30 years, as well as from certain publicly available sources. The Company believes that its relationships with many of its information sources make it difficult for others to obtain comparable data and, accordingly, provide the Company with a competitive advantage.

     The Company's total revenues have grown from $8.8 million for fiscal 1991 to $15.5 million for fiscal 1995, reflecting a compound annual growth rate of 15.2%. During this same period, operating income has grown from $4.7 million to $9.7 million, reflecting a compound annual growth rate of 19.9%. Management believes this growth is primarily attributable to increased use of the Company's products by new and existing customers, due in part to growth in the use of direct marketing generally during this period. Additionally, the Company's operating margins increased from 53.5% in fiscal 1991 to 62.5% in fiscal 1995, reflecting the Company's ability to leverage the high component of fixed costs inherent in its business.

     Direct mail and telemarketing provide convenient and cost-effective means for organizations to appeal directly to selected segments of the population. In recent years, the use of direct marketing has grown substantially. According to Advertising Age, between 1989 and 1994, total advertising expenditures grew at a compound annual rate of 3.9%, while direct mail expenditures grew at 6.2%. The growth in direct marketing has increased the need for comprehensive, current and accurate information to identify high probability purchasers. This information, combined with direct marketing programs, results in lower expense per sales contact and increased revenue from identified customers.

     The Company's strategy is to focus on developing and marketing comprehensive list products utilizing its database. The Company's strategy consists of the following elements:

o Maintain a comprehensive and accurate database. The Company will continue to emphasize its commitment to maintaining the accuracy of its database and to enhancing its content.

o Increase sales to existing customers. The Company will continue to expand marketing efforts to existing customers with the goal of continuing to increase sales to this group, who, in general, initially utilize only a small portion of the Company's database.

o Broaden customer base; identify new markets. The Company will continue to broaden its customer base by identifying new markets to utilize the Company's existing products and services. For example, the Company recently began marketing its products to operators of camps and amusement parks.

o Introduce new list products. The Company intends to continue to expand its product offerings and plans to introduce new lists which appeal to the Company's current customers. Recently, the Company began marketing data on newly engaged couples and has rented these lists to many of the Company's existing customers, including photographers and formal wear retailers.

o Maintain a high level of customer service. The Company will continue to emphasize its ability to quickly fill and ship customer orders, to provide a high rate of deliverable names and to customize its database to meet customer specifications.

o Develop other products and services. In addition to its list products, the Company is continually investigating new opportunities to provide other products and services. Examples include the acquisition in June 1995 of a business engaged in the sale of software incorporating mapping and demographic information which is used for the generation of sales leads, and the possible establishment of a web site on the Internet.

     The Company's principal executive offices are located at 330 Old Country Road, Mineola, New York 11501, and its telephone number is (516) 248-6100. References to the Company and to American List include the operations of its wholly-owned subsidiaries, American Student List Company, Inc. and GeoDemX Corporation.

                                  The Offering

Common Stock offered by the
     Selling Stockholders................................    1,200,000 shares(1)
Common Stock outstanding
     before and after this offering......................    4,541,403 shares
American Stock Exchange Symbol...........................    AMZ
--------------
(1) Does not include up to 180,000 additional shares which would be sold by one of the Selling Stockholders in the event the Underwriters exercise their over-allotment option. See "Principal and Selling Stockholders" and "Underwriting."

                   Summary Consolidated Financial Information
                  (in thousands, except per share information)


                                                                                                   Nine Month Period Ended
                                               Fiscal Year Ended February 28 or 29,                      November 30,
                                    ------------------------------------------------------------   -----------------------
                                    1991          1992           1993           1994        1995      1994         1995
                                    ----          ----           ----           ----        ----      ----         ----
Statement of Operations Data:
   Revenues                        $8,753       $8,788         $10,108         $12,635     $15,494   $10,601      $13,222
   Cost of operations               1,488        1,777           1,985           1,992       2,201     1,635        2,026
   Selling, general and
     administrative expenses        2,582        2,528           2,734           3,391       3,615     2,694        3,252
   Operating income                 4,683        4,483           5,389           7,252       9,678     6,272        7,944
   Net earnings                     3,190        2,945           3,512           4,574       6,176     3,959        5,119
   Net earnings per common
     share                         $  .70       $  .65         $   .77         $  1.00     $  1.36   $   .87      $  1.13

Weighted average shares
   outstanding                      4,557        4,557           4,557           4,557       4,557     4,558        4,543
Dividends per common
     share(1)                      $  .27       $  .61         $   .61         $   .79      $  .60   $   .40      $   .70

                                            February 28, 1995  November 30, 1995
                                            -----------------  -----------------
Balance Sheet Data:
   Cash, cash equivalents
       and marketable securities                 $10,548            $11,370
   Working capital                                14,495             15,581
   Total assets                                   20,112             21,204
   Total liabilities                               3,742              3,339
   Stockholders' equity                           16,370             17,865

-------------------
(1) The Company commenced paying regular quarterly dividends of $.20 per share in February 1994, which amount was increased to $.25 per share in June 1995. Reported dividends during fiscal 1995 and the nine months ended November 30, 1995 reflect timing differences in the declaration and payment of dividends. See "Dividend Policy."

                                  RISK FACTORS

     In evaluating the Company and its business, prospective purchasers of the Common Stock offered hereby should consider carefully the following factors:

Competition

     The Company competes with a number of small and large companies, including list compilers, list brokers, marketing consultants and advertising agencies, many of which have substantially greater resources and provide a broader array of services than does the Company. Although the Company believes that the comprehensiveness of its database and its long-standing relationships with certain of its list sources provide a competitive advantage, competitors may enter the market and there can be no assurance that the Company will not face increased competition in the future. See "Business - Competition."

Dependence on Key Personnel; Need to Attract and Retain Key Personnel

     The Company's success depends, in part, upon the continued contributions of Martin Lerner, Chief Executive Officer and President, and Jan Stumacher, Vice President. Although the Company has entered into employment agreements with each of Messrs. Lerner and Stumacher, the loss of services of, or a material reduction in the amount of time devoted to the Company by, such individuals could materially adversely affect the business of the Company. The Company is the beneficiary under a key-man life insurance policy in the amount of $1.8 million on the life of Mr. Lerner. At January 29, 1996, the Company had only 40 employees. Therefore, the Company's success will depend, in part, upon its ability to retain such employees and attract and retain additional qualified personnel. There can be no assurance that the Company will be successful in its efforts to recruit or retain sufficient qualified personnel. See "Management."

Reliance on Certain Categories of Customers

     Historically, a substantial portion of the Company's revenues has been derived from sales to the following categories of customers: banks and financial institutions, list brokers and advertising agencies, educational institutions and the armed forces. Accordingly, factors which might negatively impact these categories of customers and their use of direct marketing could also have an adverse impact on the Company's business and results of operations. For example, a significant portion of the Company's recent growth has been the result of increased marketing expenditures by financial institutions relating to the promotion of credit cards and other products. A reduction in marketing expenditures for such purposes, as a result of any number of factors, would have a material adverse impact on the Company's future operating results. See "Business - Customers."

Possible Charges Arising From GeoDemX Business

     The Company has not yet determined the extent to which it will continue to develop the software business of its GeoDemX Corporation subsidiary ("GeoDemX") beyond its remaining $65,000 commitment. While it is the Company's present intention to pursue the marketing and commercialization of the GeoDemX technology, in the event the Company determines not to fund further development of this business, it may be required to recognize certain charges relating to the discontinuation or disposition of the business. Such charges, which management believes would not exceed $400,000 before taxes at November 30, 1995, may be expected to have a material adverse effect on the Company's net earnings and earnings per share during the quarter in which such determination is made. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Business - Products and Services."

Lack of Proprietary Rights

     Although the Company attempts to protect its database and certain of its software by relying on trade secret laws and seeding its lists with decoy names to identify unauthorized usage, there can be no assurance that confidentiality or trade secrets will be maintained or that others will not independently develop or obtain access to the same or comparable sources of list information. Although the Company has long-term relationships with many of its information sources, it has no contracts with such sources and such sources are not necessarily exclusive to the Company. In addition, a substantial portion of the Company's database is derived from publicly available documents. The Company has not filed for copyright protection of its database or list products. A patent application relating to the Company's geodemographic software product has been filed with the United States Patent and Trademark Office (the "PTO"). There can be no assurance that this patent application will result in a patent being issued, or that any issued patent will afford adequate protection to the Company in the event that this product is successfully commercialized (as to which there can be no assurance). See "Business - Rights to Data."

Factors Impacting Direct Marketing

     The end users of the Company's list products are primarily entities engaged in direct marketing programs. Accordingly, factors which would negatively impact the direct mail industry, including substantial increases in postal rates, delivery costs, printing and paper costs, or a decrease in overall advertising budgets could cause such entities to reduce the extent of their mailings which, in turn, could adversely impact the Company's business and results of operations. See "Business - Sales and Marketing."

Potential Adverse Impact of Legislation and Privacy Issues

     In recent years numerous legislation has been proposed before federal and state legislatures which would limit the use of direct marketing and the dissemination of information by certain sources of list information. Several bills are pending before Congress which, if enacted, will regulate the use of credit and other personal information. The Company's database does not include credit information. However, there can be no assurance that legislation will not ultimately be adopted which results in reduced use of direct mail marketing which, in turn, would adversely impact the Company's business and results of operations. Further, the loss of important sources of information as a result of such legislation as well as changes in public policy regarding issues of privacy could have a material adverse impact on the Company's ability to obtain complete and accurate information needed for the compilation of its list products.

Loss of Computer Center

     The Company's business is dependent upon the successful operation of the computer system maintained at its executive offices. The Company has no present intention of establishing additional computer centers in other locations. Although the information contained in the Company's database is backed-up and is stored off site as it is updated, and is protected by fire suppression systems, there can be no assurance that a fire or other disaster will not disable the Company's computer system, which event could have a material adverse effect on the Company. See "Business - Products and Services."

Control by Insiders

     Upon completion of this offering, the executive officers and directors of the Company will beneficially own approximately 30% of the outstanding Common Stock of the Company. As a result, these stockholders will determine or substantially affect the election of the Company's directors and, in general, determine or substantially influence the outcome of corporate transactions or other matters submitted for stockholder approval, including mergers, consolidations, the sale of all or substantially all of the Company's assets and a change in control of the Company. See "Principal and Selling Stockholders."

Effect of Outstanding Options

     The Company has outstanding options to purchase approximately 186,505 shares of Common Stock under the Company's stock option plan at a weighted average price of $17.97 per share. Holders of such options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the options. See "Capitalization" and "Management - Stock Option Plan."

Shares Eligible for Future Sale

     Of the shares of Common Stock outstanding immediately upon completion of this offering, 1,300,665 are "restricted securities" as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act") and are eligible for immediate sale in the public market subject to certain timing and volume restrictions without registration pursuant to Rule 144. The Company has also registered under the Securities Act the 300,000 shares of Common Stock issuable upon exercise of options granted or available for grant under its stock option plan. Holders of 1,311,642 shares and options to purchase 156,500 additional shares after this offering have agreed not to publicly sell such shares for a period of 180 days from the date of this Prospectus without the consent of Oppenheimer & Co., Inc.; provided, however, that up to 180,000 of such shares may be sold pursuant to the Underwriters' over-allotment option. The Company has also agreed not to issue shares of Common Stock for a period of 180 days after the date hereof, subject to certain exceptions, without the consent of Oppenheimer & Co., Inc. Future sales of shares by existing stockholders could adversely affect the market price prevailing from time to time of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. See "Management - Stock Option Plan," "Shares Eligible for Future Sale" and "Underwriting."

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the American Stock Exchange under the symbol AMZ. The following sets forth the high and low closing prices for the last three fiscal years as reported by the American Stock Exchange:

                                                  High                   Low
                                                  ----                   ---
Year ended February 28, 1994

First Quarter ...............................    $12.90                 $10.88
Second Quarter ..............................     14.33                  11.70
Third Quarter ...............................     16.20                  12.49
Fourth Quarter ..............................     16.09                  14.29

Year ended February 28, 1995

First Quarter ...............................     17.88                  16.13
Second Quarter ..............................     18.75                  17.00
Third Quarter ...............................     19.25                  17.00
Fourth Quarter ..............................     20.25                  16.13

Year ending February 28, 1996

First Quarter ...............................     25.13                  20.13
Second Quarter ..............................     30.75                  23.63
Third Quarter ...............................     29.63                  24.50
Fourth Quarter (through January 24) .........     28.88                  25.50

         The number of holders of record of the Company's Common Stock as of January 24, 1996 was 310. On such date, the last reported sale price of the Company's Common Stock was $28.50 per share.

                                 DIVIDEND POLICY

     The Company currently pays regular quarterly dividends to holders of its Common Stock. For the second and third quarters of fiscal 1996, the Company declared quarterly dividends of $.25 per share. The fourth quarter dividend of $.25 per share was declared on January 12, 1996 and is payable on February 6, 1996 to stockholders of record on January 31, 1996. The current dividend rate represents an increase over the prior quarterly dividend rate of $.20 per share which was implemented by the Company in the fourth quarter of fiscal 1994. Although the Company currently intends to maintain the current dividend rate, future dividends will be at the discretion of the Board of Directors and will depend on the actual cash available for distribution by the Company, the Company's financial condition, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at November 30, 1995:

                                                     November 30, 1995

       Cash, cash equivalents and marketable
           securities................................    $11,370,224
                                                         ===========

       Current portion of long-term debt(1)..........    $   437,665
                                                         ===========

       Long-term debt, less current portion(1).......    $ 1,901,244
       Stockholders' equity:
           Common Stock, $.01 par
           value, 10,000,000 shares
           authorized; 4,541,703 shares
           issued and outstanding....................         45,417
       Additional paid-in capital....................      6,466,642
       Unrealized gain on marketable securities......          7,107
       Retained earnings.............................     11,353,170
       Less: treasury stock at cost..................         (7,634)
                                                         -----------
           Total stockholders' equity................     17,864,702
                                                         -----------
               Total capitalization..................    $19,765,946
                                                         ===========


(1) All of the Company's outstanding debt relates to a license agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note E to the Consolidated Financial Statements.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (in thousands, except per share information)

     The selected consolidated financial information presented below for each of the fiscal years ended February 28, 1993, 1994 and 1995 and the nine month period ended November 30, 1995 are derived from and are qualified by reference to the Company's Consolidated Financial Statements which have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report included elsewhere in this Prospectus. The consolidated financial data for the years ended February 28, 1991 and February 29, 1992 are derived from financial statements audited by Grant Thornton LLP but not included in this Prospectus. This data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto. The selected consolidated financial data for the nine month period ended November 30, 1994 is derived from unaudited financial statements which, in the opinion of management, reflect all adjustments, consisting only of normal recurring accrual adjustments, necessary to present fairly the information set forth therein. The results for the nine months ended November 30, 1995 are not necessarily indicative of the results that may be expected for the full year.

                                                                                                   Nine Month Period Ended
                                                Fiscal Year Ended February 28 or 29,                      November 30,
                                    -------------------------------------------------------------  -----------------------
                                    1991         1992            1993           1994         1995     1994         1995
                                    ----         ----            ----           ----         ----     ----         ----
                                                                                                   (unaudited)
Statement of Operations Data:
   Revenues                        $8,753       $8,788         $10,108         $12,635     $15,494   $10,601      $13,222
   Cost of operations               1,488        1,777           1,985           1,992       2,201     1,635        2,026
   Selling, general and
     administrative expenses        2,582        2,528           2,734           3,391       3,615     2,694        3,252
                                   ------       ------         -------         -------     -------   -------      -------
   Operating income                 4,683        4,483           5,389           7,252       9,678     6,272        7,944
   Investment income                  496          373             271             193         378       256          361
   Interest expense                    --           --              --              --         129        78          141
   Earnings before provision
     for income taxes               5,179        4,856           5,660           7,445       9,927     6,450        8,164
   Provision for income taxes       1,989        1,911           2,148           2,871       3,751     2,491        3,045
                                   ------       ------         -------         -------     -------   -------      -------
   Net earnings                    $3,190       $2,945         $ 3,512         $ 4,574     $ 6,176   $ 3,959      $ 5,119
                                   ======       ======         =======         =======     =======   =======      =======
   Net earnings per common
     share                         $  .70       $  .65         $   .77         $  1.00     $  1.36   $   .87      $  1.13
                                   ======       ======         =======         =======     =======   =======      =======
Weighted average shares
   outstanding                      4,557        4,557           4,557           4,557       4,557     4,558        4,543
Dividends per common
     share(1)                      $  .27       $  .61         $   .61         $   .79      $  .60   $   .40      $   .70


                                            February 28, 1995  November 30, 1995
                                            -----------------  -----------------
Balance Sheet Data:
    Cash, cash equivalents and
        marketable securities                     $10,548          $11,370
    Working capital                                14,495           15,581
    Total assets                                   20,112           21,204
    Total liabilities                               3,742            3,339
    Stockholders' equity                           16,370           17,865
------------

(1) The Company commenced paying regular quarterly dividends of $.20 per share in February 1994, which amount was increased to $.25 per share in June 1995. Reported dividends during fiscal 1995 and the nine months ended November 30, 1995 reflect timing differences in the declaration and payment of dividends. See "Dividend Policy."

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

     The Company develops, maintains and markets one of the largest and most comprehensive databases of high school, college and pre-school through junior high school students. The Company's revenues and operating income in fiscal 1995 were $15.5 million and $9.7 million, respectively. For the nine months ended November 30, 1995, the Company's revenues and operating income were $13.2 million and $7.9 million, respectively. The Company's revenues and operating income have grown at compound annual growth rates of 15.2% and 19.9%, respectively, from fiscal 1991 through fiscal 1995. Management believes this growth is primarily attributable to increased use of the Company's products by new and existing customers, due in part to the growth in the use of direct marketing generally. To a lesser extent, this increase in revenues can be attributed to price increases implemented by the Company. During this same period, the Company's operating margins increased from 53.5% to 62.5%, reflecting the Company's ability to leverage the high component of fixed costs inherent in its business.

     The Company's recent growth in revenues and operating income can be attributed to the Company's operating and growth strategy designed to (i) maintain a comprehensive and accurate database; (ii) increase sales to existing customers; (iii) broaden its customer base and identify new markets; (iv) introduce new list products; (v) maintain a high level of customer service; and
(vi) develop other products and services.

     The following table sets forth the amount of, and percentage relationship to, revenues of certain items included in the Company's Consolidated Statements of Earnings for the fiscal years ended February 28, 1993, 1994 and 1995 and the nine month periods ended November 30, 1994 and 1995.

                                                                                            Nine Month Period Ended
                                        Fiscal Year Ended February 28,                            November 30,
                                        1993              1994                1995         1994                 1995
                                 -------------------------------------------------------  -----------------------------------
                                  Amount        %   Amount       %   Amount          %    Amount        %      Amount       %
                                  ------        -   ------       -   ------          -    ------        -      ------       -
                                                                (dollar amounts in thousands)
Revenues.......................  $10,108   100.0%  $12,635  100.0%   $15,494    100.0%   $10,601   100.0%    $13,222   100.0%
Cost of operations.............    1,985    19.6     1,992   15.8      2,201     14.2      1,635    15.4       2,026    15.3
Selling, general and
   administrative expenses.....    2,734    27.1     3,391   26.8      3,615     23.3      2,694    25.4       3,252    24.6
Operating income...............    5,389    53.5     7,252   57.4      9,678     62.5      6,272    59.2       7,944    60.1
Net earnings...................    3,512    34.7     4,574   36.2      6,176     39.9      3,959    37.3       5,119    38.7

Results of Operations

Nine Months Ended November 30, 1995
Compared to Nine Months Ended November 30, 1994

     Revenues increased by approximately $2.6 million (25%) for the nine months ended November 30, 1995 (the "1995 nine months") from the nine months ended November 30, 1994 (the "1994 nine months"). The increase in revenues is primarily attributable to increased sales to existing and new customers, price increases which took effect in September 1994 and April 1995 and revenues generated by GeoDemX.

     Cost of operations increased by approximately $391,000 (24%) for the 1995 nine months as compared to the 1994 nine months primarily due to the amortization of deferred license costs and costs associated with GeoDemX. As a percentage of sales, cost of operations remained relatively constant during the 1994 and 1995 nine months, reflecting the inclusion of sales of lower margin GeoDemX products.

     Selling, general and administrative expenses increased by approximately $558,000 (21%) for the 1995 nine months from the 1994 nine months primarily due to expenses associated with GeoDemX and the Company's hiring of additional personnel. As a percentage of sales, such expenses decreased during the 1995 nine months to 24.6% as compared to 25.4% during the 1994 nine months.

     Investment income increased by approximately $105,000 (41%) for the 1995 nine months from the 1994 nine months primarily due to an increase in interest rates and a greater amount of funds available for investment.

     Interest expense increased by approximately $63,000 (81%) for the 1995 nine months as compared to the 1994 nine months as a result of the debt associated with a license agreement entered into in July 1994. See Note E to the Consolidated Financial Statements.

     The effective tax rate decreased to 37.3% for the 1995 nine months as compared to 38.6% for the 1994 nine months primarily due to increased non-taxable municipal bond interest income.

Fiscal Year Ended February 28, 1995
Compared to Fiscal Year Ended February 28, 1994

     Revenues increased by approximately $2.9 million (23%) for the fiscal year ended February 28, 1995 ("fiscal 1995") from the fiscal year ended February 28, 1994 ("fiscal 1994"). The increase in revenues is primarily attributable to increased sales to existing and new customers, price increases which took effect in January and September 1994 and a license agreement entered into in July 1994. See Note E to the Consolidated Financial Statements.

     Cost of operations increased by approximately $209,000 (10%) for fiscal 1995 as compared to fiscal 1994 primarily due to the amortization of deferred license costs. See Note E to the Consolidated Financial Statements. As a percentage of sales, cost of operations decreased from 16% during fiscal 1994 to 14% during fiscal 1995 due to increased sales volume in excess of the growth in cost of operations.

     Selling, general and administrative expenses increased by approximately $224,000 (7%) for fiscal 1995 from fiscal 1994 primarily due to an increase in personnel costs and consulting fees related to the upgrade of the Company's computer networking system. As a percentage of revenues, such expenses decreased during fiscal 1995 to 23% as compared to 27% during fiscal 1994. This decrease resulted from changes to an executive officer's compensation agreement which kept such costs constant for fiscal 1995 as compared to fiscal 1994.

     Investment income increased by approximately $184,000 (95%) for fiscal 1995 from fiscal 1994 primarily due to an increase in interest rates and to a lesser extent the adoption of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" which requires the Company to record any unrealized gains and losses from securities available for sale as a component of stockholders' equity. In contrast, during fiscal 1994, the Company recorded an unrealized loss as a reduction of investment income.

     Interest expense of approximately $129,000 for fiscal 1995 resulted from a license agreement entered into in July 1994. See Note E to the Consolidated Financial Statements.

     The effective tax rate decreased to 37.8% for fiscal 1995 as compared to 38.6% for fiscal 1994 as a result of an increase of tax-free municipal bond interest earned in fiscal 1995.

Fiscal Year Ended February 28, 1994
Compared to Fiscal Year Ended February 28, 1993

     Revenues increased by approximately $2.5 million (25%) for fiscal 1994 from the fiscal year ended February 28, 1993 ("fiscal 1993"). The increase in revenues is primarily attributable to increased sales to existing and new customers. Price increases which took effect in October 1992 and January 1994 also impacted revenues favorably during fiscal 1994.

     Cost of operations remained constant during fiscal 1993 and 1994, but decreased as a percentage of revenues from 19.6% during fiscal 1993 to 15.8% during fiscal 1994 due to increased sales volume.

     Selling, general and administrative expenses increased by approximately $657,000 (24%) for fiscal 1994 from fiscal 1993 primarily due to an increase in executive compensation which was based upon Company performance.

     Investment income decreased by approximately $77,000 (28%) for fiscal 1994 compared to fiscal 1993, primarily due to a decline in the market value of certain investments.

     There was no significant change in the effective tax rate during fiscal 1993 and 1994.

Liquidity and Capital Resources

     Historically, the Company has financed its cash flow requirements with funds generated from operations. At November 30, 1995, the Company had cash, cash equivalents and marketable securities of approximately $11.4 million and working capital of approximately $15.6 million.

     Net cash flows from operating activities amounted to approximately $4.7 million and $5.4 million during fiscal 1995 and the 1995 nine months, respectively.

     Net cash used in investing activities amounted to approximately $2.6 million and $1.1 million during fiscal 1995 and the 1995 nine months, respectively. Approximately 84% of the 1995 nine month amount reflects the purchase of marketable securities. The remainder reflects expenditures for capital equipment and the purchase of GeoDemX, net of cash acquired.

     Net cash used in financing activities amounted to approximately $3.5 million and $4.2 million during fiscal 1995 and the 1995 nine months, respectively. Approximately 75% of the 1995 nine month amount reflects the payment of dividends. The remainder reflects the purchase of treasury stock and the payment of long-term debt pursuant to the licensing agreement described below.

     Effective July 1, 1994, the Company entered into a licensing agreement pursuant to which it became obligated to pay the licensor a total of $4,200,000 payable in decreasing annual installments through July 2003. See Note E to the Consolidated Financial Statements.

     On March 22, 1995, the Board of Directors authorized the repurchase of up to 200,000 shares of the Company's Common Stock. On April 7, 1995, the Company purchased 24,600 shares of its Common Stock for an aggregate price of $509,238. An additional 300 shares were repurchased on November 16, 1995 for an aggregate price of $7,634. The Company may from time to time repurchase additional shares after the completion of this offering.

     On June 22, 1995, the Company consummated an agreement (the "GeoDemX Agreement") pursuant to which it acquired, through GeoDemX, a wholly-owned subsidiary of the Company, a business engaged in the sale of geodemographic software -- an emerging category of software defined by the combination of computerized maps with electronic demographic data -- for use in the generation of sales leads. See "Business - Products and Services." Pursuant to the GeoDemX Agreement, the Company agreed to advance GeoDemX $750,000 to fund its working capital requirements and other operating expenses, of which $685,000 had been advanced as of January 24, 1996. The Company has not yet determined the extent to which it will continue to invest in the GeoDemX technology beyond the remaining $65,000 commitment and there can be no assurance that the GeoDemX technology will ever be successfully commercialized. Although it is the Company's present intention to pursue the marketing and commercialization of the GeoDemX technology, in the event the Company determines not to fund further development of the GeoDemX business, it may be required to recognize certain charges relating to the discontinuation or disposition of the business. Such charges, which management believes would not exceed $400,000 before taxes at November 30, 1995, may be expected to have a material adverse effect on the Company's net earnings and earnings per share during the quarter in which such determination is made. Continued investments in GeoDemX, if made, are not expected to have a material effect on the Company's liquidity.

     Pursuant to the GeoDemX Agreement, additional consideration for the acquisition will involve the issuance by the Company of shares of its Common Stock having a market value equal to between 40% and 50% of the Pre-Tax Earnings (as defined), if any, of the GeoDemX business during the fiscal years ending February 28 or 29, 1996, 1997, 1998 and 1999. Any payment required during the second year will be reduced in the event the GeoDemX operations generate a Pre-Tax Loss (as defined) during the first year. The GeoDemX Agreement grants the sellers the option to receive a portion of any payments earned in cash.

     The Company believes that available cash, together with revenues generated from operations, will be sufficient to fund the Company's continuing operations and the payment of dividends for the foreseeable future. The Company may also from time to time consider the acquisition of complementary businesses, products or technologies which may require the Company to obtain additional financing. The Company has no present understandings, commitments or agreements, nor is it engaged in any discussions or negotiations, with respect to any such transaction.

Backlog

     The Company does not consider its backlog of orders to be significant to its business since all orders are filled shortly after receipt.

Seasonality

     Historically, the Company has experienced higher sales and earnings in the fourth and first fiscal quarters as its new lists become available and customers prepare for spring mailings in order to take advantage of seasonal events such as graduations and proms. The Company experiences lower demand during the summer months of the Company's second fiscal quarter, when schools are not in session.

                                    BUSINESS

     American List develops, maintains and markets one of the largest and most comprehensive databases of high school, college, and pre-school through junior high school students in the United States, currently containing information on approximately 30 million individuals. The Company rents lists derived from its database for use primarily in direct mail and telemarketing programs. During the fiscal year ended February 28, 1995, the Company rented its lists to approximately 3,200 customers, including list brokers and advertising agencies, financial institutions, retailers and educational institutions.

     The Company's computerized database contains information such as name, address, gender and, if available, date of birth and telephone number of the individuals included. From this database, the Company extracts, manipulates and sorts information to create its multiple list products which are currently available in a variety of formats, including prospect lists, mailing labels, 3" x 5" index cards and computer magnetic tapes, cartridges and disks. American List's computer processing facility provides it with the ability to customize its lists to best serve each customer's marketing goals.

     The information contained in the Company's database is derived from a number of sources which are the result of long-term relationships developed by the Company over the past 30 years, as well as from certain publicly available sources. The Company believes that its relationships with many of its information sources make it difficult for others to obtain comparable data and, accordingly, provide the Company with a competitive advantage.

     The Company's total revenues have grown from $8.8 million for fiscal 1991 to $15.5 million for fiscal 1995, reflecting a compound annual growth rate of 15.2%. During this same period, operating income has grown from $4.7 million to $9.7 million, reflecting a compound annual growth rate of 19.9%. Management believes this growth is primarily attributable to increased use of the Company's products by new and existing customers, due in part to growth in the use of direct marketing generally during this period. Additionally, the Company's operating margins increased from 53.5% in fiscal 1991 to 62.5% in fiscal 1995, reflecting the Company's ability to leverage the high component of fixed costs inherent in its business.

     The Company's strategy is to focus on developing and marketing comprehensive lists utilizing its proprietary database. The Company's strategy consists of the following elements:

o Maintain a comprehensive and accurate database. The Company will continue to emphasize its commitment to maintaining the accuracy of its database and to enhancing its content.

o Increase sales to existing customers. The Company will continue to expand marketing efforts to existing customers with the goal of continuing to increase sales to this group, who, in general, initially utilize only a small portion of the Company's database.

o Broaden customer base; identify new markets. The Company will continue to broaden its customer base by identifying new markets which can utilize the Company's existing products and services. For example, the Company recently began marketing its products to operators of camps and amusement parks.

o Introduce new list products. The Company intends to continue to expand its product offerings and plans to introduce new lists which appeal to the Company's current customers. Recently, the Company began marketing data on newly engaged couples and has rented these lists to many of the Company's existing customers, including photographers and formal wear retailers.

o Maintain a high level of customer service. The Company will continue to emphasize its ability to quickly fill and ship customer orders, to provide a high rate of deliverable names and to customize its database to meet customer specifications.

o Develop other products and services. In addition to its list products, the Company is continually investigating new opportunities to provide other products and services. Examples include the acquisition in June 1995 of a business engaged in the sale of software incorporating mapping and demographic information which is used for the generation of sales leads, and the possible establishment of a web site on the Internet.

The Direct Marketing Industry

     The direct marketing industry is composed of businesses that use direct mail and other methods of direct consumer contact to promote their products and services. Unlike traditional forms of advertising, which are aimed at promoting a product or service to a broad audience through print or broadcast media, direct marketing solicits a direct response from the consumer and targets potential customers most likely to purchase a company's products and services.

     The use of direct marketing has increased steadily over the last decade. In the years prior to and during the 1970's, the costs associated with selling products and services on a mass market basis were relatively low, while the costs of computer processing and data management were prohibitive for all but the largest businesses. In the 1980's, the cost of computer technology declined while marketing and selling costs increased dramatically. Businesses have responded to these trends by increasing the use of computer technology to use direct marketing techniques to target potential customers more precisely and efficiently. In addition, the declining costs of computer resources have afforded business, particularly smaller businesses, the opportunity to develop and implement more sophisticated marketing programs in-house.

     In recent years, the use of direct marketing has grown substantially. According to Advertising Age, between 1989 and 1994, total advertising expenditures grew at a compound annual rate of 3.9%, while direct mail expenditures grew at 6.2%. The growth in direct marketing has increased the need for comprehensive, current and accurate information to identify high probability purchasers. This information, combined with direct marketing programs, results in lower expense per sales contact and increased revenue from identified customers.

Products and Services

     The Company markets a variety of products and services, which are created from the information contained in its database. The Company has devoted significant time and effort to developing, maintaining and enhancing its database. The Company utilizes an IBM 4381 mainframe system for data compilation and list production. Data inputting is outsourced to third party vendors. Data is backed up as information is updated and is then stored off site. Sophisticated computer hardware and software enable the rapid compilation, processing, storage, sorting and quality control of inputted data. The Company also utilizes software to check the accuracy of the inputted data, including spelling, zip code information, address and date of birth, as well as to perform the valuable task of removing duplication from the Company's list products. Each of the Company's lists is guaranteed to be at least 95% deliverable if the mailing takes place within 30 days after receipt of the list. To date, refunds pursuant to this guarantee arrangement have not been material.

     The Company typically will rent its lists for a one-time use unless other arrangements are made. Rental prices for a one-time use generally range from $60 to $120 per thousand names depending upon the criteria selected. Rates for unlimited use of a list for a one year period typically range from $150 to $250 per thousand names. In order to protect the lists from unauthorized usage, the Company seeds its lists with decoy names.

     The Company currently markets its lists in the following categories:

     High School Students

     According to the U.S. Department of Education's Digest of Education Statistics 1995, there were approximately 14.0 million individuals enrolled in high school for the 1995-96 school year. The Company has compiled a database of approximately 9 million names, or 64% of this population segment, which it has divided from grades 9 through 12. The Company believes this is the most complete and accurate list of high school students available. For fiscal 1995, rentals of high school student lists accounted for approximately 58% of the Company's revenues. The high school student list is used by marketers of credit cards, scholarships, colleges, the armed services, catalogue items, formal wear, magazines, computers, software and accessories. This segment, as well as the college segment of the Company's database, has significant appeal to direct marketing companies, which place a very strong emphasis on effectively reaching younger consumers, as they are seen as important first-time buyers who are in a position to form their own long-term buying habits and develop brand loyalties. The Company updates this list as new information becomes available, which is generally on a monthly basis.

     College Students

     The college student market is attractive to direct marketing companies because of the significant amount of money college students have available for discretionary spending. Additionally, marketers generally wish to cultivate the development of first-time buying habits of this group. Furthermore, the Company's information is extremely valuable to marketers because the transient nature of college students makes them often difficult to reach.

     American List has compiled a database of approximately 6 million names of students attending approximately 1,200 institutions in all 50 states. This represents approximately 42% of the 14.4 million students enrolled in institutions of higher education in 1995, according to the U.S. Department of Education's Digest of Education Statistics 1995. The Company offers its customers this list segmented by school, class and/or major. Customers purchasing this list include companies marketing automobiles, credit cards, clothing and scholarship opportunities. The Company recreates its college student list primarily in the late fall and winter when student addresses become available.

     Pre-School Through Junior High School Students

     In 1995, there were an estimated 44.7 million children in this population segment in the United States, according to the U.S. Department of Education's Digest of Education Statistics 1995. American List has compiled a database of approximately 34% or 15 million names of these children between the ages of three and 13. Applications of this list include the marketing of encyclopedias and books, children's magazines, children's catalogue items, summer camps and amusement parks. The Company updates this list as information becomes available, generally on a monthly basis.

     Young Adults

     American List has compiled a database of over 40 million names of young adults between the ages of 19 and 36. This list represents approximately 55% of the estimated 72.8 million individuals in this population segment in 1995, based on Population Division, U.S. Bureau of the Census, 1990. Applications of this list include the marketing of automobiles, trade schools and the armed services. The Company updates this list as information becomes available which is generally on a monthly basis. Historically, this list has accounted for less than 5% of the Company's revenues.

     Other List Products and Services

     In order to expand its customer base and increase sales to its existing customers, the Company is focusing on new list products and new applications of its database. The Company has recently introduced the following new list compilations: (i) a list of newly engaged couples which it markets for use by caterers, musicians, photographers and other product and service providers in the wedding market as well as to insurance companies and others seeking to target newlyweds; and (ii) religious and ethnic compilations which it will market for use by religious and ethnic publications and colleges and universities, as well as existing customers. These lists are designed to further a company's ability to distinctly target customers through direct marketing programs.

     Additionally, the Company offers its customers a full range of data processing services which enable them to maintain their current customer files and prospect files for ongoing mailings. Among the services offered by the Company are carrier route coding, address standardization, postal presorting, file overlays, back end mailing analysis, tape/diskette conversions, telephone appending, merge/purge and custom programming.

         New Products and Services

     In June 1995, the Company, through its GeoDemX subsidiary, acquired certain assets and liabilities of an early stage business engaged in the sale of software that incorporates computerized maps and electronic demographic data for the generation of sales leads. The GeoDemX software is designed to permit an organization to selectively target a prospective customer base that is similar to that organization's existing customer base. GeoDemX also resells software manufactured by MapInfo Corp.

     As part of the Company's strategy to expand the applications of its database, the Company is contemplating the establishment of a web site on the Internet, which would incorporate programming designed to appeal primarily to high school and college students. Revenues are anticipated to be derived from the sale of advertising space, initially to the existing customers of the Company who wish to employ another medium as part of their overall marketing strategy.

Customers

     The Company's customer base is comprised of list brokers and advertising agencies which resell the Company's list products as well as end users employing direct mail and telemarketing campaigns as part of their marketing efforts. Among the numerous large and small entities who have utilized the Company's lists over the years are banks and other financial institutions, educational institutions such as colleges and trade schools, the armed forces, record companies, publishers, catalogue companies, retailers and consumer goods manufacturers. List brokers and advertising agencies, which are resellers of the Company's products, generally account for between 40% and 50% of annual revenues. These customers generally receive a 20% brokerage commission on their sales. The Company's revenues are calculated net of such brokerage commissions. In each of the past 10 years, no single customer has accounted for in excess of 5% of the Company's revenues.

     The Company's in-house marketing staff continually seeks new and innovative applications for the Company's list products in order to expand the Company's customer base. During fiscal 1995 for example, the Company substantially increased the marketing of its child and student lists to amusement parks, summer camps, zoos, bowling alleys and photographers.

     To date, the Company's experience has been that customers initially rent only a small portion of the Company's database and generally increase their usage over time. The Company believes this results from customers' increasing familiarity with the effectiveness of the Company's products in their direct marketing programs.

Sales and Marketing

     The Company markets its products and services to existing and prospective customers through a 10-person marketing staff which conducts telemarketing and direct sales, and through third party resellers such as independent list brokers and advertising agencies. The Company also continually seeks to broaden its customer base by attending trade shows and conventions. The Company has recently increased expenditures for in-house advertising and expects that revenues from direct sales as a percentage of total revenues will increase in the future.

Competition

     The Company competes with a number of small and large companies, many of which have substantially greater resources and provide a broader array of services than does the Company. These companies include list compilers, list brokers, marketing consultants and advertising agencies and include companies such as MetroMail Corp., a subsidiary of R.R. Donnelley & Sons Co., Donnelley Marketing, Inc., TRW, Inc. and Equifax, Inc. The primary competitive factors in the children and student list business are the reliability of the information, the level of service provided and pricing. The Company believes the accuracy and breadth of its database, its service and its prices enable it to remain competitive. The Company maintains long-term relationships with many of its customers and information sources and considers this a competitive advantage, as well as a significant barrier to entry to the student list business. Although Educational Testing Services of Princeton, New Jersey also provides lists of high school students, it does so only for non-profit institutions and, accordingly, competes with the Company solely in this limited market.

Rights to Data

     The Company attempts to protect its database and certain of its software by relying on trade secret laws and seeding its lists with decoy names to identify unauthorized usage. The Company has not filed for copyright protection of its database or list products. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its data or independent third party development of substantially similar products and technology.

     A patent application relating to the GeoDemX software product has been filed with the PTO. There can be no assurance that this patent application will result in a patent being issued or that any issued patent will afford adequate protection to the Company in the event that the GeoDemX product is successfully commercialized.

Facilities

     The Company's principal executive offices and computer facility are located in approximately 8,300 square feet of space at 330 Old Country Road, Mineola, New York, and are occupied pursuant to a lease which terminates on June 15, 2001. Rent expense was $288,000 during the year ended February 28, 1995. The lease contains an escalation clause relating to increases in real estate taxes.

     GeoDemX currently occupies approximately 2,300 square feet of office space at 17117 West Nine Mile Road, Southfield, Michigan pursuant to a lease which terminates on May 31, 1996. The base monthly rental is $2,204. The Company believes it will be able to renew its lease or lease new space at the same building should it determine to do so.

Employees

     At January 15, 1996, the Company had 40 employees, including 10 in marketing and sales, seven in administration, five in data compilation, eight in data processing operations and 10 in its GeoDemX operations. None of the Company's employees is represented by a collective bargaining agreement nor has the Company ever experienced a work stoppage. The Company believes that its employee relations are good.

Legal Proceedings

     There are currently no legal proceedings to which the Company is a party.

                                   MANAGEMENT

Executive Officers and Directors

         The following table sets forth the names, ages and positions of the executive officers and directors of the Company:

Name                     Position                                      Age
----                     --------                                      ---

Martin Lerner (1)        Chief Executive Officer, President and         63
                          Treasurer

Jan Stumacher (1)        Vice President and Director                    43

J. Morton Davis          Director                                       67

Kenton Wood              Director                                       48


Ben Ermini (2)           Director                                       59

Philip Lubitz (2)        Director                                       62
----------
(1)  Member of the Stock Option Committee
(2)  Member of the Audit Committee

     Martin Lerner has served as Chief Executive Officer, President and Treasurer of the Company since 1965. Mr. Lerner also serves on the Board of Directors of the National Center for Missing and Exploited Children.

     Jan Stumacher joined the Company in 1971 and has been a Vice President of the Company in charge of sales and marketing since 1984 and a director of the Company since 1988.

     J. Morton Davis has been Chairman of D.H. Blair Investment Banking Corp., a member of the New York Stock Exchange, or its predecessor entity for more than the last five years. He has been a director of the Company since 1983.

     Kenton Wood has been Chairman and Chief Executive Officer of D.H. Blair & Co., Inc., a member of the New York Stock Exchange, since January 1992 and served as its President for more than five years prior thereto. He has been a director of the Company since 1992.

     Ben Ermini has been Director of Case Management of the National Center for Missing and Exploited Children for more than the last five years. He has been a director of the Company since 1992.

     Philip Lubitz has been President of the Dover Group, an employee benefits consulting firm, for more than the last five years. He has been a director of the Company since 1992.

     Directors serve until the next annual meeting or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment. See "Management - Employment Agreements."

     The Securities and Exchange Commission is conducting an investigation concerning various business activities of D.H. Blair Investment Banking Corp. and D.H. Blair & Co., Inc. (collectively, the "Blair Companies"). The investigation appears to be broad in scope, involving numerous aspects of the Blair Companies' compliance with Federal securities laws and compliance with Federal securities laws by issuers whose securities were underwritten by the Blair Companies, or in which the Blair Companies made over-the-counter markets. The Company has been advised by the Blair Companies that the investigation has been ongoing since at least 1989, that the Blair Companies are cooperating with the investigation and that they cannot predict whether this investigation will ever result in any type of formal enforcement action against the Blair Companies.

Board Committees

     The Board of Directors has a Stock Option Committee which administers the Company's stock option plan. See "Management - Stock Option Plan." The Board of Directors also has an Audit Committee which reviews the results and scope of the audit and other accounting related matters.

Director Compensation

     Directors do not receive compensation for Board or committee meetings attended but are reimbursed for their expenses in attending such meetings. Directors are not precluded from serving the Company in any other capacity and receiving compensation therefor.

Executive Compensation

     The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company to the Chief Executive Officer and to executive officers whose annual compensation exceeded $100,000 during fiscal 1995 (collectively, the "Named Executive Officers") for services during fiscal 1995, 1994 and 1993:


                                   Summary Compensation Table
                                                                   Long Term
                                      Annual Compensation         Compensation
                                      -------------------         ------------
Name and                                                                        All Other
Principal Position       Year      Salary($)      Bonus($)       Options (#)    Compensation($)(1)
------------------       ----      ---------      --------       -----------    ------------------

Martin Lerner            1995       212,881       737,119          50,000       24,250
President and Chief      1994       207,470       727,576            --         30,000
Executive Officer        1993       201,625       524,792            --         30,000

Jan Stumacher            1995       425,000       191,654          90,000       24,250
Vice President           1994        82,981       503,616           8,250       30,000
                         1993        80,642       276,207           8,250       30,000


(1) Includes amounts paid pursuant to pension and profit sharing plans. The pension plan contributions by the Company are credited to the account of each employee and are based upon a percentage of salary, including bonus. Contributions for the profit sharing plan are allocated proportionately by salary and bonus to each employee's account.

     The following table sets forth certain information with respect to individual grants of stock options made during the fiscal year ended February 28, 1995 to each of the Named Executive Officers:

                                          Option Grants in Last Fiscal Year

                                                                                               Potential Realizable Value at
                                                                                                  Assumed Annual Rates of
                                                                                                 Stock Price Appreciation
                                            Individual Grants                                       for Option Term (1)
                         -------------------------------------------------------------------   -----------------------------
                                                  % of
                                              Total Options
                                               Granted to        Exercise
                         Options                Employees        or Base         Expiration
Name                     Granted (#)         in Fiscal Year    Price ($/Sh)         Date            5%($)          10%($)
----                     -----------         --------------    ------------      ----------         -----          ------

Martin Lerner ..........    ___                   ___             _____             _____           ___            ___

Jan Stumacher  .........   90,000                 90%            $18.00          07/19/04           $81,000        $162,000

(1) Amounts for the Named Executive Officers shown under the "Potential Realizable Value" columns above have been calculated by multiplying the exercise price per share by the annual appreciation rate shown (compounded for the term of the options), subtracting the exercise price per share and multiplying the resulting gain per share by the number of shares covered by the options.

         The following table sets forth certain information with respect to the number and value of unexercised options held by the Named Executive Officers as of February 28, 1995:

    Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

                                                                                     Value of
                                                                  Number of         Unexercised
                                                                 Unexercised        In-the-Money
                                                                  Options at         Options at
                                                                  FY-End (#)         FY-End ($)
                            Shares Acquired        Value         Exercisable/       Exercisable/
Name                         on Exercise(#)      Realized($)     Unexercisable      Unexercisable
----                         --------------      -----------     -------------      -------------

Martin Lerner ............       --                 --               --                  --

Jan Stumacher ............       --                 --           16,500/90,000    $158,500/$202,500

Employment Agreements

     On August 15, 1983, Martin Lerner entered into an employment agreement (the "Lerner Agreement") with the Company to serve as President of the Company. The Lerner Agreement presently provides for a current base annual salary of $220,678 plus an incentive bonus equal to the sum of (i) 5% of the pre-tax net income of the Company provided pre-tax income is at least $1,943,082 (which amount is subject to annual cost of living adjustments), (ii) 7 1/2% of the next $200,000 of pre-tax net income and (iii) 10% of any pre-tax net income in excess thereof. The Lerner Agreement provides for annual cost of living adjustments based on the increase in the Cost of Living Index as of July of each employment year over the Cost of Living Index for the month of July 1985. On April 12, 1995, the Lerner Agreement was amended to provide that the maximum annual compensation in the form of salary and incentive bonus payable to Mr. Lerner for any employment year would be $950,000. In addition, Mr. Lerner was granted 10-year options to purchase 50,000 shares of Common Stock at an exercise price of $21 per share.

     The Lerner Agreement is currently subject to automatic renewal from year to year unless either the Company or Mr. Lerner gives six months written notice of termination, which notice shall become effective as of August 15 in any year. The Lerner Agreement contains confidentiality provisions and a five-year post termination non-competition provision with respect to the high school list business.

     In July 1994, Jan Stumacher entered into an employment agreement (the "Stumacher Agreement") with American Student List Company, Inc. ("ASL"), the Company's wholly-owned subsidiary, to serve as Executive Vice President of ASL for a base annual salary of $425,000 per annum retroactive to March 1, 1994. The Stumacher Agreement also provides for an incentive bonus equal to 8% of any annual increase in the pre-bonus operating income (as defined) of the Company over the preceding year. In the event the pre-bonus operating income of the Company decreases for any given fiscal year, the amount used as the preceding year's pre-bonus operating income in the calculation of the ensuing year's bonus will be the highest pre-bonus operating income determined in any previous year. Pursuant to the Stumacher Agreement, the Company granted Mr. Stumacher options to purchase 90,000 shares at an exercise price of $18.00 per share, which options vest incrementally from March 1996 through March 2001.

     The initial term of the Stumacher Agreement expires on February 28, 2001 after which time it is renewable at Mr. Stumacher's option for up to three additional one-year periods; provided, however, that ASL is not obligated to renew if the Company's pre-bonus operating income for the fiscal years ending February 28, 2002 or 2003, respectively, is less than that of the fiscal year ending February 28, 2001. The Stumacher Agreement contains confidentiality provisions and a two-year post termination non-competition provision.

Stock Option Plan

     In 1992 the Board of Directors adopted, and the Company's stockholders approved, the 1992 Stock Option Plan (the "Plan") covering 300,000 shares of the Company's Common Stock pursuant to which employees, officers and directors of, and consultants or advisers to, the Company and any subsidiary corporations are eligible to receive incentive stock options ("incentive options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and/or options that do not qualify as incentive options ("non-qualified options"). The Plan, which expires in May 2002, is administered by the Board of Directors or a committee of the Board of Directors currently comprised of Martin Lerner and Jan Stumacher.

     Incentive options granted under the Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive option granted under the Plan to a stockholder owning more than 10% of the outstanding voting power may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. To the extent that the aggregate fair market value, as of the date of grant, of the shares for which incentive options become exercisable for the first time by an optionee during the calendar year exceeds $100,000, the portion of such option which is in excess of the $100,000 limitation will be treated as a nonqualified option. Options granted under the Plan to officers, directors or employees of the Company may be exercised only while the optionee is employed or retained by the Company or within 90 days of the date of termination of the employment relationship or directorship. However, options which are exercisable at the time of termination by reason of death or permanent disability of the optionee may be exercised within 12 months of the date of termination of the employment relationship or directorship. Upon the exercise of an option, payment may be made by cash or by any other means that the Board of Directors or the committee determines.

     As of January 29, 1996, options to purchase 186,505 shares have been granted under the Plan at exercise prices ranging from $9.39 to $29.375 per share, with a weighted average exercise price of $17.97 per share.

Limitation of Liability and Indemnification Matters

     The Company's Certificate of Incorporation eliminates in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or (iv) for transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company believes that it is the position of the Commission that insofar as the foregoing provision may be invoked to disclaim liability for damages arising under the Securities Act, the provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company's By-laws provide that the Company shall indemnify its directors, officers, employees or agents to the full extent permitted by the Delaware General Corporation Law ("DGCL"), and the Company shall have the right to purchase and maintain insurance on behalf of any such person whether or not the Company would have the power to indemnify such person against the liability. The Company has not currently purchased any such insurance policy on behalf of any of its directors, officers, employees or agents.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

                                         PRINCIPAL AND SELLING STOCKHOLDERS

         The following table sets forth certain information concerning beneficial ownership of Common Stock at January 29, 1996 and as adjusted to reflect the sale of the 1,200,000 Shares offered hereby by the Selling Stockholders, by (i) each person known by the Company to own beneficially 5% or more of the outstanding shares of the Company's Common Stock; (ii) each director; (iii) each Named Executive Officer; and (iv) all executive officers and directors of the Company as a group and their percentage ownership of Common Stock after completion of this offering:

  Name and Address                     Shares Beneficially                                Shares Beneficially        Percentage
 of Beneficial Owner                      Owned Before                  Shares to             Owned After          Ownership After
or Selling Stockholder                    the Offering               be Offered(1)      the Offering (1)(2)      the Offering(1)(2)
----------------------           --------------------------------     --------------      ---------------------  ------------------
                                  Number            Percentage
                                  ------            ----------
D.H. Blair Investment
  Banking Corp.                 2,121,021(3)            46.70%         1,000,000              1,494,021                 32.90%
44 Wall Street
New York, NY  10005

Martin Lerner                     427,089(4)             9.30%           200,000                427,089(4)               9.30%
330 Old Country Road
Mineola, NY  11501

J. Morton Davis                 2,121,021(5)            46.70%         1,000,000(5)            1,494,021(5)             32.90%
44 Wall Street
New York, NY  10005

Jan Stumacher                      44,422(6)              *                  ---                  44,422(6)               *

Kenton Wood                           ---                 ---                ---                   ---                   ---

Ben Ermini                            ---                 ---                ---                   ---                   ---

Philip Lubitz                         610                 *                  ---                     610                  *

All directors and
 executive officers
 as a group (six persons)       2,593,142               56.09%         1,200,000               1,966,142                43.38%

----------
*      less than 1%

(1) Amounts shown under "Shares to be Offered" include for D.H. Blair Investment Banking Corp. ("Blair"), 373,000 shares which are expected to be borrowed from Mr. Lerner, and for Mr. Lerner, 200,000 shares which are expected to be borrowed from D.H. Blair Holdings, Inc. ("Blair Holdings"), the parent company of Blair. Amounts shown under "Shares Beneficially Owned After the Offering" include for Blair (i) 200,000 shares which must be returned to Blair by Mr. Lerner upon demand by Blair and (ii) 173,000 shares to be pledged as collateral to Mr. Lerner to secure the excess of the number of shares expected to be loaned to Blair by Mr. Lerner over the number of shares expected to be loaned to Mr. Lerner by Blair Holdings. Amounts in such column for Mr. Lerner include 373,000 shares which must be returned to Mr. Lerner by Blair Holdings upon demand by Mr. Lerner but do not include 173,000 shares which are expected to be pledged by Blair as collateral for the loan of shares from Mr. Lerner. See "Arrangements Between Selling Stockholders."

(2) In the event the Underwriters exercise their over-allotment option, up to 180,000 additional Shares will be sold by Blair. If the over-allotment option is exercised in full, Blair's percentage ownership after the offering will be 28.93%. Mr. Lerner will not participate in the over-allotment option.

(3)  Includes 200,000 shares held by Blair Holdings.

(4) Includes (i) 3,564 shares held by his wife and (ii) 50,000 shares underlying immediately exercisable options. See "Management."

(5) Represents shares owned by Blair and Blair Holdings. Mr. Davis is Chairman and Chief Executive Officer of Blair and is the sole stockholder of Blair Holdings.

(6) Includes (i) 1,072 shares held by his wife; (ii) 6,000 shares held in custodial accounts for the benefit of his children; (iii) 16,500 shares underlying immediately exercisable options; and (iv) 15,000 shares underlying options exercisable in the next 60 days. See "Management."

Arrangement Between Selling Stockholders

     The shares of Common Stock being offered for sale on behalf of Mr. Lerner are expected to be borrowed from Blair Holdings. Further, 373,000 of the shares of Common Stock being offered for sale by Blair are expected to be borrowed from Mr. Lerner. Blair will pledge 173,000 of its remaining shares as collateral for the loan of shares from Mr. Lerner. In each case, the borrowing stockholder will be required to return to the lending stockholder within three days following the demand for their return the shares of Common Stock received from the lending stockholder. In each case, the borrowing stockholders will be obliged to pay to the lending stockholder all dividends paid on the borrowed shares over the course of the loans, plus a customary transaction fee.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, $.01 par value. As of January 29, 1996, 4,541,403 shares of Common Stock were outstanding.

     Holders of shares of Common Stock are entitled to one vote at all meetings of stockholders for each share held by them and are not entitled to cumulative voting. Holders of Common Stock have no preemptive rights and have no other rights to subscribe for additional shares of the Company nor does the Common Stock have any conversion rights or rights of redemption. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation, all holders of Common Stock are entitled to participate pro rata in the assets of the Company available for distribution. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Transfer Agent

       Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York, serves as Transfer Agent and Registrar for the Company's Common Stock.

Certain Provisions of Delaware Law

     Section 203 of the DGCL is applicable to corporate takeovers in Delaware. Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to include any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation, (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and (c) the affiliates and associates of (a) or (b). Under certain circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. Neither the Certificate of Incorporation nor the By-Laws exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.


                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company has outstanding 4,541,403 shares of Common Stock. Upon completion of this offering (assuming no exercise of the Underwriters' over-allotment option), 3,240,738 of such shares will be freely transferable without restriction or further registration under the Securities Act, unless purchased by affiliates of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 1,300,665 shares outstanding (assuming no exercise of the Underwriters' over-allotment option) will be "restricted securities" or owned by affiliates within the meaning of Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or other exemption from registration. All of such shares are currently eligible for sale pursuant to Rule 144. Notwithstanding the foregoing, the officers and directors of the Company and the Selling Stockholders have agreed not to publicly sell any shares of the Company's Common Stock without the prior consent of Oppenheimer & Co., Inc. for a period of 180 days after the date of this Prospectus, except for up to 180,000 shares which may be sold by one of the Selling Stockholders pursuant to this Prospectus to cover over-allotments, if any. The Company has also agreed not to issue shares of Common Stock for a period of 180 days after the date hereof, subject to certain exceptions, without the consent of Oppenheimer & Co., Inc. See "Underwriting."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least two years that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock (45,414 shares immediately after the offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an affiliate and has beneficially owned such shares for at least three years is entitled to sell such shares without regard to the volume or other resale requirements.

     The Company has reserved an aggregate of 300,000 shares of Common Stock for issuance pursuant to its stock option plan. As of January 29, 1996, there were options outstanding to purchase 186,505 shares. The Company has registered the shares of Common Stock for issuance under the Plan under the Securities Act. Shares of Common Stock issued under the Plan will be freely tradeable in the public market, subject in the case of sale by affiliates to the amount, manner of sale, notice and public information requirements of Rule 144. See "Management - Stock Option Plan."

     Sales of substantial amounts of Common Stock in the public market could have a material adverse effect on the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and Oppenheimer & Co., Inc. and Furman Selz LLC, as representatives (the "Representatives") of the Underwriters, the Underwriters named below have severally agreed to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to the several Underwriters, the number of shares of Common Stock set forth opposite their names below:

                                                                  Number
Underwriters                                                     of Shares
------------                                                     ---------
Oppenheimer & Co., Inc......................................
Furman Selz LLC.............................................
                                                                 ---------
Total.......................................................     1,200,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus, and at such price less a concession of not in excess of $ per share to certain securities dealers of which a concession not in excess of $.____ per share may be reallowed to certain other securities dealers. After this offering, the public offering price and other selling terms may be changed by the Underwriters.

     D.H. Blair Investment Banking Corp., one of the Selling Stockholders, has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from such Selling Stockholder up to an aggregate of 180,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise such over-allotment option to purchase any of the 180,000 additional shares of Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the 1,200,000 shares offered hereby.

     The officers and directors of the Company and the Selling Stockholders beneficially owning 1,311,642 shares in the aggregate and options to purchase an additional 156,500 shares after completion of this offering have agreed, pursuant to lock-up agreements, that they will not publicly sell, transfer or dispose of any shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus without the consent of Oppenheimer & Co., Inc.; provided, however, that Blair may sell up to 180,000 shares in connection with the Underwriters' over-allotment option.

     The Company has agreed not to offer for sale, sell, distribute or otherwise dispose of, directly or indirectly, shares of Common Stock (or any securities convertible into, exercisable for or exchangeable for such shares) for a period of 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc.; provided, however, that the Company may issue shares of Common Stock upon exercise of outstanding options or in connection with the GeoDemX Agreement.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     The Underwriters have advised the Company that they do not intend to confirm sales of the shares offered hereby to any account over which they exercise discretionary authority.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company and the Selling Stockholders by Bachner, Tally, Polevoy & Misher LLP, 380 Madison Avenue, New York, New York 10017. Certain legal matters relating to the offering will be passed upon for the Underwriters by Schulte Roth & Zabel, 900 Third Avenue, New York, New York 10022.

                                     EXPERTS

         The consolidated balance sheets of the Company as of February 28, 1994 and 1995 and November 30, 1995 and the statements of earnings, stockholders' equity and cash flows for each of the years in the three year period ended February 28, 1995 and for the nine month period ended November 30, 1995, have been included herein in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company hereby incorporates by reference the following documents filed with the Commission pursuant to the Exchange Act:

1. The Company's Annual Report on Form 10-KSB for the fiscal year ended February 28, 1995;

2.   The Company's Quarterly Report on Form 10-Q for the period ended May 31,
     1995;

3. The Company's Quarterly Report on Form 10-Q for the period ended August 31, 1995;

4. The Company's Quarterly Report on Form 10-Q for the period ended November 30, 1995;

5.   The Company's Proxy Statement dated June 23, 1995;

6.   The Company's Current Report on Form 8-K dated June 23, 1995;

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof, and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide a copy of any documents incorporated by reference herein (excluding exhibits to the documents so incorporated, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates), free of charge, to each person to whom this Prospectus is delivered, upon written or oral request to American List Corporation, 330 Old Country Road, Mineola, New York 11501, Attention:
Controller; Telephone: (516) 248-6100.

                                TABLE OF CONTENTS

Available Information..........................................................2
Prospectus Summary.............................................................3
Risk Factors...................................................................6
Price Range of Common Stock...................................................10
Dividend Policy...............................................................11
Capitalization................................................................11
Selected Consolidated Financial Information...................................12
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.........................................13
Business......................................................................18
Management....................................................................25
Principal and Selling Stockholders............................................31
Description of Capital Stock..................................................33
Shares Eligible for Future Sale...............................................34
Underwriting..................................................................36
Legal Matters.................................................................37
Experts.......................................................................37
Incorporation of Certain Information by Reference.............................38

               No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any underwriter or selling stockholder or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                            AMERICAN LIST CORPORATION

                                1,200,000 Shares

                                   PROSPECTUS

                             OPPENHEIMER & CO., INC.

                                   FURMAN SELZ

                                     , 1996

                            American List Corporation

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Certified Public
    Accountants                                                             F-2

Consolidated Balance Sheets
    February 28, 1994 and 1995 and
    November 30, 1995                                                       F-3

Consolidated Statements of Earnings
    Year Ended February 28, 1993, 1994 and
    1995, and the Nine Months Ended
    November 30, 1994 (unaudited) and 1995                                  F-5

Consolidated Statement of Stockholders' Equity
    Year Ended February 28, 1993, 1994
    and 1995, and the Nine Months
    Ended November 30, 1995                                                 F-6

Consolidated Statements of Cash Flows
    Year Ended February 28, 1993, 1994 and 1995,
    and the Nine Months Ended November 30,
    1994 (unaudited) and 1995                                               F-7

Notes to Consolidated Financial Statements                                  F-9

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
    American List Corporation

We have audited the accompanying consolidated balance sheets of American List Corporation and Subsidiaries as of November 30, 1995, February 28, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for the nine months ended November 30, 1995 and for each of the years in the three-year period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American List Corporation and Subsidiaries as of November 30, 1995, February 28, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for the nine months ended November 30, 1995 and for each of the years in the three-year period ended February 28, 1995, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP

Melville, New York
January 16, 1996

                   American List Corporation and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                                                February 28,
                                                        -------------------------    November 30,
                              ASSETS                        1994          1995          1995
                                                        -----------   -----------   -----------
CURRENT ASSETS
    Cash and cash equivalents                            $4,700,262    $3,196,634    $3,227,013
    Marketable securities                                 5,668,423     7,351,410     8,143,211
    Trade accounts receivable, net of allowance
       for doubtful accounts of $90,000, $50,000
       and $60,000, respectively                          2,938,516     4,393,107     4,310,980
    Unamortized costs of lists                              961,195       933,669       872,639
    Prepaid income taxes                                                                395,152
    Prepaid expenses and other                               65,478        37,042        70,761
                                                        -----------   -----------   -----------

       Total current assets                              14,333,874    15,911,862    17,019,756


PROPERTY AND EQUIPMENT - AT COST
    Furniture and fixtures                                  212,916       226,601       256,881
    Computer equipment                                      585,254       642,745       987,429
    Leasehold improvements                                   10,959        10,959        10,959
                                                        -----------   -----------   -----------

                                                            809,129       880,305     1,255,269
    Less accumulated depreciation                           601,769       690,427       812,232
                                                        -----------   -----------   -----------

                                                            207,360       189,878       443,037


DEFERRED LICENSE COST, net of accumulated
  amortization of $213,586 and $465,672, respectively                   3,125,873     2,873,787


UNAMORTIZED COSTS OF LISTS                                  822,713       654,402       475,877


OTHER ASSETS                                                170,195       230,414       391,834
                                                        -----------   -----------   -----------

                                                        $15,534,142   $20,112,429   $21,204,291
                                                        ===========   ===========   ===========



The accompanying notes are an integral part of these statements.

                   American List Corporation and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                                           February 28,
                                                   ----------------------------   November 30,
           LIABILITIES AND STOCKHOLDERS' EQUITY        1994            1995           1995
                                                   ------------    ------------   ------------
CURRENT LIABILITIES
  Current portion of long-term debt                                $    414,569   $    437,665
  Accounts payable                                 $    132,417          97,653        259,460
  Accrued pension and profit-sharing contributions      186,513         192,049        151,000
  Accrued salaries                                      540,414         363,441        439,272
  Accrued expenses                                       22,145         179,125        150,948
  Income taxes payable                                  915,596         170,337
  Dividends payable                                     828,511
                                                   ------------    ------------   ------------
       Total current liabilities                      2,625,596       1,417,174      1,438,345


LONG-TERM DEBT                                                        2,324,890      1,901,244


COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock, par value $.01 per share;
     authorized 5,000,000 and 10,000,000 shares
     in 1994 and 1995, respectively; issued
     4,142,556, 4,560,013 and 4,541,703 shares,
     respectively                                        41,426          45,600         45,417
  Additional paid-in capital                                          6,913,311      6,466,642
  Unrealized gain (loss) on marketable securities                       (11,833)         7,107
  Retained earnings                                  12,867,120       9,423,287     11,353,170
  Less: treasury stock at cost - 300 shares                                             (7,634)
                                                   ------------    ------------   ------------
                                                     12,908,546      16,370,365     17,864,702
                                                   ------------    ------------   ------------
                                                   $ 15,534,142    $ 20,112,429   $ 21,204,291
                                                   ============    ============   ============





The accompanying notes are an integral part of these statements.

                   American List Corporation and Subsidiaries

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                             Nine months ended
                                                                Year ended February 28,                         November 30,
                                                   -----------------------------------------------      ----------------------------
                                                       1993              1994              1995            1994             1995
                                                   -----------       -----------       -----------      -----------     -----------
                                                                                                        (unaudited)
Revenues                                           $10,108,463       $12,634,919       $15,494,219      $10,601,178     $13,221,531
                                                   -----------       -----------       -----------      -----------     -----------
Costs and expenses
  Cost of operations                                 1,984,965         1,992,093         2,200,784        1,635,193       2,025,687
  Selling, general and
     administrative expenses                         2,734,063         3,391,260         3,615,328        2,694,247       3,252,192
                                                   -----------       -----------       -----------      -----------     -----------
                                                     4,719,028         5,383,353         5,816,112        4,329,440       5,277,879
                                                   -----------       -----------       -----------      -----------     -----------
     Operating income                                5,389,435         7,251,566         9,678,107        6,271,738       7,943,652

Other income (expense)

  Investment income                                    270,922           193,580           378,430          256,692         361,478
  Interest expense                                                                        (129,487)         (78,109)       (141,477)
                                                   -----------       -----------       -----------      -----------     -----------
     Earnings before provision
       for income taxes                              5,660,357         7,445,146         9,927,050        6,450,321       8,163,653

Provision for income taxes                           2,148,000         2,871,000         3,751,000        2,491,000       3,045,000
                                                   -----------       -----------       -----------      -----------     -----------
     NET EARNINGS                                   $3,512,357        $4,574,146        $6,176,050       $3,959,321      $5,118,653
                                                    ==========        ==========        ==========       ==========      ==========
Net earnings per common share                             $.77             $1.00             $1.36             $.87           $1.13
                                                          ====             =====             =====             ====           =====
Weighted average shares outstanding                  4,556,881         4,556,881         4,557,445        4,557,810       4,542,742
                                                     =========         =========         =========        =========       =========




The accompanying notes are an integral part of these statements.

                                             American List Corporation and Subsidiaries

                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                        Years ended February 28, 1993, 1994 and 1995 and nine months ended November 30, 1995

                                                                                 Unrealized
                                                                   Additional   gain (loss) on
                                                                     paid-in     marketable   Retained      Treasury
                                            Shares       Amount      capital     securities   earnings        stock       Total
                                            ------       ------      -------     ----------   --------        -----       -----
Balance at March 1, 1992                  2,761,732     $27,618                              $11,146,400               $11,174,018
Net earnings                                                                                   3,512,357                 3,512,357
Cash dividends declared on
   common stock - $.61
   per share, as adjusted                                                                     (2,761,732)               (2,761,732)
                                          ---------     -------                              -----------               -----------
Balance at February 28, 1993              2,761,732      27,618                               11,897,025                11,924,643
Net earnings                                                                                   4,574,146                 4,574,146
Cash dividends declared on
   common stock - $.79
   per share, as adjusted                                                                     (3,590,243)               (3,590,243)
Issuance of common stock in connection
   with the 3-for-2 stock split           1,380,824      13,808                                  (13,808)
                                          ---------      ------                              -----------               -----------
Balance at February 28, 1994              4,142,556      41,426                               12,867,120                12,908,546
Issuance of common stock in connec-
   tion with 10% stock dividend             414,157       4,141    $6,881,219                 (6,885,360)
Issuance of common stock in connec-
   tion with exercise of stock options        3,300          33        32,092                                               32,125
Unrealized loss on marketable securities                                         $(11,833)                                 (11,833)
Net earnings                                                                                  6,176,050                  6,176,050
Cash dividends declared on
   common stock - $.60 per share                                                             (2,734,523)                (2,734,523)
                                          ---------     -------    ----------      ------   -----------                -----------
Balance at February 28, 1995              4,560,013      45,600     6,913,311     (11,833)    9,423,287                 16,370,365
Issuance of common stock in connection
   with exercise of stock options             6,290          63        62,323                                               62,386
Purchase of common stock for treasury                                                                      $(516,872)     (516,872)
Retirement of treasury stock                (24,600)       (246)     (508,992)                               509,238
Unrealized gain on marketable securities                                           18,940                                   18,940
Net earnings                                                                                  5,118,653                  5,118,653
Cash dividends declared on
    common stock - $.70 per share                                                            (3,188,770)                (3,188,770)
                                          ---------     -------    ----------      ------   -----------      -------   -----------
Balance at November 30, 1995              4,541,703     $45,417    $6,466,642      $7,107   $11,353,170      $(7,634)  $17,864,702
                                          =========     =======    ==========      ======   ===========      =======   ===========

The accompanying notes are an integral part of this statement.

                   American List Corporation and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                           Nine months ended
                                                                      Year ended February 28,                 November 30,
                                                             ---------------------------------------   -------------------------
                                                                 1993          1994          1995          1994          1995
                                                             -----------   -----------   -----------   -----------   -----------
                                                                                                       (unaudited)
Cash flows from operating activities
Net earnings                                                  $3,512,357    $4,574,146    $6,176,050    $3,959,321    $5,118,653
Adjustments to reconcile net earnings to net cash
   provided by operating activities
     Depreciation                                                118,586        92,288        88,658        65,115       121,805
     Provision for losses on accounts receivable                  60,000       (60,210)      (22,955)                     10,000
     Amortization of bond premiums                                68,765       193,265       256,992       195,178       164,931
     Amortization of deferred license cost                                                   213,586       131,124       252,086
     Amortization of goodwill                                                                                             13,068
     Unrealized (gains) losses on marketable securities          (11,588)       52,329
     Gain on sale of investments                                 (21,661)      (20,715)
     Changes in operating assets and liabilities,
         net of acquisition in 1995
           Accounts receivable                                  (533,513)      (30,321)   (1,431,636)     (244,337)       86,607
           Unamortized costs of lists                             66,656       276,158       195,837       240,729       239,555
           Prepaid income taxes                                  223,017                                  (244,064)     (395,152)
           Prepaid expenses and other                            (26,915)        7,038        28,436        10,725       (27,719)
           Other assets                                          (50,493)      (10,002)      (52,219)        9,780       (94,845)
           Accounts payable                                          296        41,031       (34,764)       58,559       (45,681)
           Accrued pension and profit-sharing contributions       22,977        14,489         5,536       (41,013)      (41,049)
           Accrued salaries                                     (114,779)      277,613      (176,973)     (118,851)       49,712
           Accrued expenses                                       55,129       (55,107)      156,980        91,524        94,849
           Income taxes payable                                   93,185       822,411      (745,259)     (915,596)     (170,337)
                                                             -----------   -----------   -----------   -----------   -----------
                  Net cash provided by operating activities    3,462,019     6,174,413     4,658,269     3,198,194     5,376,483
                                                             -----------   -----------   -----------   -----------   -----------


                   American List Corporation and Subsidiaries

                                                                                                Nine months ended
                                                          Year ended February 28,                  November 30,
                                                  ---------------------------------------   -------------------------
                                                      1993          1994          1995         1994          1995
                                                  -----------   -----------   -----------   -----------   -----------
                                                                                            (unaudited)
Cash flows from investing activities
  Capital expenditures                            $   (40,650)  $   (71,306)  $   (71,176)  $   (60,691)   $ (105,672)
  Sale of temporary investments, net                  426,281     1,147,626
  Purchase of marketable securities                (2,264,779)   (3,137,513)   (1,959,812)   (1,837,217)     (927,642)
  Acquisition of Subsidiary, net of cash acquired                                                             (69,534)
  Proceeds from sale of marketable securities         453,436       200,423
  Deferred license costs                                                         (600,000)     (600,000)
                                                  -----------   -----------   -----------   -----------   -----------
       Net cash used in investing activities       (1,425,712)   (1,860,770)   (2,630,988)   (2,497,908)   (1,102,848)
                                                  -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities
  Proceeds from issuance of common stock                                           32,125        16,625        62,386
  Cash dividends paid                              (2,761,732)   (2,761,732)   (3,563,034)   (2,651,361)   (3,188,770)
  Acquisition of common stock for treasury                                                                   (516,872)
  Payment of long-term debt                                                                                  (600,000)
                                                  -----------   -----------   -----------   -----------   -----------
       Net cash used in financing activities       (2,761,732)   (2,761,732)   (3,530,909)   (2,634,736)   (4,243,256)
                                                  -----------   -----------   -----------   -----------   -----------
       NET INCREASE (DECREASE) IN CASH
           AND CASH EQUIVALENTS                      (725,425)    1,551,911    (1,503,628)   (1,934,450)       30,379
Cash and cash equivalents at beginning of period    3,873,776     3,148,351     4,700,262     4,700,262     3,196,634
                                                  -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period        $ 3,148,351   $ 4,700,262   $ 3,196,634   $ 2,765,812   $ 3,227,013
                                                  ===========   ===========   ===========   ===========   ===========



The accompanying notes are an integral part of these statements.

                   American List Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF
         ACCOUNTING POLICIES

     American List Corporation ("ALC"), through its wholly owned subsidiary, American Student List Company, Inc. ("ASL"), primarily develops, maintains and markets databases of high school, college and pre-school through junior high school students in the United States. ASL rents lists to its customers derived from its database for use primarily in direct mail and marketing programs. ASL's customers consist mainly of list brokers and advertising agencies, financial institutions, retailers and educational institutions. ALC's wholly-owned subsidiary, GeoDemX Corporation ("GeoDemX"), is engaged in the sale of software that incorporates computerized map and electronic demographic data for the generation of sales leads.

     A summary of the significant accounting policies applied on a consistent basis in the preparation of the accompanying consolidated financial statements follows:

     1.  Principles Applied in Consolidation

         The consolidated financial statements include the accounts of American List Corporation and its wholly-owned subsidiaries, American Student List Company, Inc. and GeoDemX Corporation (the "Company"). All significant intercompany balances and transactions have been eliminated.

     2.  Depreciation and Amortization

         Depreciation and amortization of property and equipment are provided primarily on the straight-line basis over the estimated useful lives of the respective assets, generally ranging from 3 to 7 years.

     3.  Revenue Recognition

         Revenues from the sale of lists are recognized upon the shipment to customers of lists on computerized labels, magnetic tape or computer diskettes for a one-time usage. Additional billings are made by the Company for additional usage by the customers.

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF
         ACCOUNTING POLICIES (continued)

     4.  Costs of Lists

         Costs of purchased lists are amortized on a straight-line basis over their estimated useful lives, generally one to five years. The Company determines the useful lives of its lists based upon the estimated period of time such lists are salable. The Company periodically reviews the salability of its lists and, accordingly, the respective estimated useful lives. Such reviews to date have not resulted in revised estimates of useful lives of the lists.

     5.  Earnings and Dividends per Share

         Earnings per share are based upon the weighted average number of shares of common stock outstanding during the year, as retroactively adjusted for the July 6, 1993 stock-split and the March 16, 1994 stock dividend. Common stock equivalents are not included in the computation as they are not materially dilutive. Dividends per share have been retroactively adjusted for the above stock-split and stock dividend.

     6.  Income Taxes

         Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Such adoption did not have a material effect on the Company's consolidated financial position or results of operations. In accordance with the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF
         ACCOUNTING POLICIES (continued)

     7.  Marketable Securities

         Effective March 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Such adoption did not have a material effect on the Company's consolidated financial position or results of operations. In accordance with the provisions of SFAS No. 115, investments should be classified into three categories. Those securities classified as "trading" or "available-for-sale" are reported at market value. Debt securities are classified as "held to maturity" which are reported at amortized cost. Cost is determined using the specific identification methods. Unrealized gains and losses from securities "available-for-sale" are reported as a separate component of stockholders' equity, net of related tax effects. Prior to the adoption of SFAS No. 115, unrealized losses were charged to operations.

     8.  Costs in Excess of the Fair Value of Net Assets Acquired

         Costs in excess of the fair value of net assets acquired arising from the acquisition of GeoDemX (Note H) are being amortized on a straight-line basis over a period of five years. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") that established accounting standards for the impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. In accordance with SFAS No. 121, it is the Company's policy to periodically review and evaluate whether there has been any permanent impairment in the value of recorded amounts. Factors considered in the valuation include current operating results, trends and anticipated undiscounted future cash flows.

     9.  Statement of Cash Flows

         The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company paid income taxes for the years ended February 28, 1993, 1994 and 1995 and the nine months ended November 30, 1995 of $1,880,203, $2,065,163, $4,553,686 and $3,636,541, respectively. During fiscal 1995, the Company had noncash investing and financing activities in connection with the acquisition of a licensing agreement of approximately $3,339,000.

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF
         ACCOUNTING POLICIES (continued)

    10.  Financial Instruments and Credit Risk

         Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, marketable securities and accounts receivable. The Company places its investments in highly rated financial institutions, United States Treasury bills, investment grade short-term debt instruments and state and local municipalities, while limiting the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

NOTE B - MARKETABLE SECURITIES

     The amortized cost, unrealized gains and losses, and market values of the Company's held-to-maturity and available-for-sale securities held at November 30, 1995 are summarized as follows:

                                                              Gross              Gross
                                          Amortized         unrealized         unrealized           Market
                                             cost             gains              losses             value
                                         -----------       -----------        -----------        -----------
Held to maturity, maturing in less
   than one year
     State and municipal bonds           $ 6,782,120       $     3,992        $    (4,112)       $ 6,782,000
     U.S. Treasury bills                     500,460             2,874                               503,334
     Certificates of deposit                 281,955                               (1,283)           280,672
                                         -----------       -----------        -----------        -----------
                                         $ 7,564,535       $     6,866        $    (5,395)       $ 7,566,006
                                         ===========       ===========        ===========        ===========
Available for sale
    Equity securities                    $   177,289       $     9,066        $   (36,095)       $   150,260
    Government income securities             462,190                              (33,774)           428,416
                                         -----------       -----------        -----------        -----------
                                         $   639,479       $     9,066        $   (69,869)       $   578,676
                                         ===========       ===========        ===========        ===========


                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE B - MARKETABLE SECURITIES (continued)

     The amortized cost, unrealized gains and losses, and market values of the Company's held-to-maturity and available-for-sale securities held at February 28, 1995 are summarized as follows:

                                                              Gross              Gross
                                           Amortized        unrealized         unrealized           Market
                                             cost             gains              losses             value
                                         -----------       -----------        -----------        -----------
Held to maturity, maturing in less
   than one year
     State and municipal bonds           $ 6,214,203       $     3,566        $   (15,947)       $ 6,201,822
     U.S. Treasury bills                     613,840            14,362                               628,202
                                         -----------       -----------        -----------        -----------
                                         $ 6,828,043       $    17,928        $   (15,947)       $ 6,830,024
                                         ===========       ===========        ===========        ===========
Available for sale
    Equity securities                    $   173,293       $       803        $   (43,763)       $   130,333
    Government income securities             439,968                              (46,934)           393,034
                                         -----------       -----------        -----------        -----------
                                         $   613,261       $       803        $   (90,697)       $   523,367
                                         ===========       ===========        ===========        ===========

     As a result of changes in market value of the available-for-sale security portfolio, a valuation adjustment of $(11,833) and $7,107, net of deferred taxes, is recorded as a separate component of stockholders' equity at February 28, 1995 and November 30, 1995, respectively.

     The amortized cost, unrealized gains and losses, and market values of the Company's held-to-maturity and available-for-sale securities at February 28, 1994 are summarized as follows:

                                                           Gross            Gross
                                        Amortized       unrealized        unrealized          Market
                                          cost             gains            losses            value
                                       ----------       ----------        ----------        ----------
Held to maturity
    State and municipal bonds          $5,160,105       $    2,892        $  (11,625)       $5,151,372
                                       ==========       ==========        ==========        ==========
Available for sale
    Equity securities                  $  167,867       $    1,009        $  (47,243)       $  121,633
    Government income securities          410,512                            (23,827)          386,685
                                       ----------       ----------        ----------        ----------
                                       $  578,379       $    1,009        $  (71,070)       $  508,318
                                       ==========       ==========        ==========        ==========

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE C - INCOME TAXES

     The Company files a consolidated Federal income tax return.

     Income tax expense is comprised of the following elements:

                                      February 28,                             November 30,
                       -------------------------------------------     ----------------------------
                           1993           1994             1995            1994             1995
                       -----------    -----------      -----------     -----------       ----------
                                                                       (unaudited)
Current
    Federal             $1,794,000     $2,369,000       $3,126,000      $2,081,000       $2,552,000
    State                  354,000        502,000          625,000         410,000          493,000
                        ----------     ----------       ----------      ----------       ----------
                        $2,148,000     $2,871,000       $3,751,000      $2,491,000       $3,045,000
                        ==========     ==========       ==========      ==========       ==========

     The difference between these amounts and amounts computed by applying the statutory Federal income tax rate to earnings before taxes is as follows:

                                                                                                      Nine months ended
                                             Year ended February 28,                                     November 30,
                         --------------------------------------------------------------      ---------------------------------------
                               1993                  1994                  1995                    1994                  1995
                         -----------------      ----------------      -----------------      ----------------      -----------------
                                                                                               (unaudited)
                                     % of                  % of                   % of                  % of                  % of
                                    pretax                pretax                 pretax                pretax                 pretax
                         Amount     income      Amount    income      Amount     income      Amount    income      Amount     income
                         ------     ------      ------    ------      ------     ------      ------    ------      ------     ------
Computed "expected"
  tax expense          $1,924,500    34.0%    $2,531,350   34.0%    $3,375,200    34.0%    $2,193,100   34.0%    $2,775,600    34.0%

Increases
  (reductions) in
  taxes resulting
  from
     State income
       taxes, net of
       Federal income
       tax benefit        233,600     4.1        331,320    4.5        412,500     4.2        270,600    4.2        325,400     4.0
     Other                (10,100)    (.2)         8,330     .1        (36,700)    (.4)        27,300     .4        (56,000)    (.7)
                       ----------    ----     ----------   ----     ----------    ----     ----------   ----     ----------    ----
Actual tax expense     $2,148,000    37.9%    $2,871,000   38.6%    $3,751,000    37.8%    $2,491,000   38.6%    $3,045,000    37.3%
                       ==========    ====     ==========   ====     ==========    ====     ==========   ====     ==========    ====


NOTE D - PENSION AND PROFIT-SHARING PLANS

     Effective March 1, 1974, the Company adopted both pension and profit-sharing plans covering all full-time employees, as defined, which provide for death and retirement benefits. The noncontributory plans are funded through the purchase of insurance policies and contributions to trust funds.

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE D - PENSION AND PROFIT-SHARING PLANS (continued)

     Contributions and trust earnings of the plans are credited to the account of each employee. The plans are defined contribution plans and, accordingly, individual benefits are limited to the balance of the trust funds and amounts payable under the insurance policies.

     Pension and profit-sharing expenses have been charged as follows:

                                                                                      Nine months ended
                                             Year ended February 28,                     November 30,
                                     -------------------------------------       ----------------------------
                                       1993         1994            1995           1994                1995
                                     --------     --------        --------       --------            --------
                                                                               (unaudited)
Pension expense                      $158,006     $171,327        $174,222       $132,346            $132,783
Profit-sharing expense                 18,000       20,000          23,000         17,250              18,750
                                     --------     --------        --------       --------            --------
                                     $176,006     $191,327        $197,222       $149,596            $151,533
                                     ========     ========        ========       ========            ========


NOTE E - LICENSE AGREEMENT

     Effective July 1, 1994, the Company entered into an exclusive licensing agreement, whereby the Company has obtained a ten-year license to use, reproduce and distribute a defined segment of the licensor's lists and to use their sources and customer list to compile and market the Company's own lists. The licensor will have the nonexclusive right to broker the licensed list to third parties in return for a commission.

     As consideration for the granting of the license, the Company will pay a total of $4,200,000. The license fee is payable in three annual installments of $600,000 which began July 1994; three annual installments of $500,000 beginning July 1997; three annual installments of $250,000 beginning July 2000; and a final installment of $150,000 in July 2003.

     The Company has recorded the cost and related obligation for the license, net of imputed interest at 7.25%, which approximated $3.3 million. The net cost of the license is being amortized on a straight-line basis over the ten-year term of the license agreement.

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE F - COMMITMENTS

     The Company currently occupies an office and computer facility under an operating lease which commenced June 15, 1991 and expires June 15, 2001. The lease currently provides for an annual base rent of $235,952 which will increase ratably over the term of the lease to a maximum of $299,191. The lease contains an escalation clause relating to increases in real estate taxes.

     The approximate minimum rental commitments under these operating leases are as follows:

Twelve months ending November 30,
    1996                                                      $   264,000
    1997                                                          271,000
    1998                                                          279,000
    1999                                                          287,000
    2000                                                          295,000
    2001                                                          159,000
                                                              -----------
 Total minimum payments required                              $ 1,555,000
                                                              ===========

     Total rent expense for the years ended February 28, 1993, 1994 and 1995 and the nine months ended November 30, 1994 and 1995, including escalation payments, amounted to approximately $252,000, $268,000, $288,000, $205,000 and $224,000, respectively.

     Pursuant to an employment agreement expiring in March 2001, the Company is obligated to pay an executive a base annual salary of $425,000, plus an incentive bonus based on increases in operating income (as defined).

NOTE G - STOCKHOLDERS' EQUITY

     In May 1992, the Company adopted the 1992 Stock Option Plan (the "Plan") which provided for the issuance of options to purchase up to 82,500 shares, as adjusted, of common stock. The Plan provides for the issuance of both incentive stock options to purchase the Company's common stock at not less than fair market value on the date of the grant and nonqualified options to purchase shares at exercise prices determined by the Board of Directors. On July 17, 1995, the Company's

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE G - STOCKHOLDERS' EQUITY (continued)

     stockholders approved an amendment to the Plan increasing the number of options available for issuance to 300,000 shares.

     A summary of stock option activity related to the Company's 1992 Stock Option Plan is as follows:

                                                          Incentive                             Nonqualified
                                                        Stock Options                           Stock Options
                                              --------------------------------          ------------------------------
                                                 Price Range           Shares           Price Range             Shares
                                              ----------------        --------          -----------             ------
Outstanding at March 1, 1992

Granted                                       $  9.39 - $10.08          23,595
                                              ----------------        --------
Outstanding at February 28, 1993                 9.39 -  10.08          23,595

Granted                                         11.89                   15,675             $11.89                1,650
Expired                                         10.08                     (825)
                                              ----------------        --------             ------                -----
Outstanding at February 28, 1994                 9.39 -  11.89          38,445              11.89                1,650

Granted                                         18.00                  100,000
Exercised                                        9.39 -  10.08          (3,300)
                                              ----------------        --------             ------                -----
Outstanding at February 28, 1995                 9.39 -  18.00         135,145              11.89                1,650

Granted                                         21.00 -  29.38          56,000
Exercised                                        9.39 -  11.89          (6,290)
                                              ----------------        --------             ------                -----
Outstanding at November 30, 1995              $  9.39 - $29.38         184,855             $11.89                1,650
                                              ================        ========             ======                =====
Exercisable at November 30, 1995              $  9.39 -  29.38          94,855             $11.89                1,650
                                              ================        ========             ======                =====

     On March 22, 1995, the Board of Directors authorized the repurchase of up to 200,000 shares of the Company's common stock. On April 7 and November 16, 1995, the Company purchased 24,600 and 300 shares of its common stock for $509,238 and $7,634, respectively.

                   American List Corporation and Subsidiaries

             February 28, 1993, 1994 and 1995 and November 30, 1995
            (Information with respect to the nine-month period ended
                         November 30, 1994 is unaudited)

NOTE H - ACQUISITION OF GEODEMX

     On June 22, 1995, the Company acquired substantially all of the operating assets and liabilities of GeoDemX for nominal considerations. The purchase agreement provides for, among other things, additional consideration to be paid based on a percentage of GeoDemX's annual pretax earnings through February 28, 1999. Such additional consideration shall be paid through the issuance of the Company's common stock. However, the sellers may elect to receive up to 50% of such additional consideration in cash. The excess of the costs over the net assets acquired, approximating $125,000, has been included in other assets. Historical pro forma information is not presented as the pro forma results would not be materially different from those of the Company.

     At the date of acquisition, the Company set forth certain conditions and expectations for the GeoDemX business. Ultimately, the Company may decide to dispose of GeoDemX should these conditions and expectations not materialize. Under the Company's current plan, the net assets of GeoDemX (approximately $400,000 at November 30, 1995) are estimated to be fully recoverable.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.       Other Expenses of Issuances and Distribution

               SEC Filing Fee       .........................$13,740.52
               NASD Filing Fee ..............................  4,484.75

               Printing Expenses    *

               Accountants' Fees and Expenses................ *
               Legal Fees and Expenses....................... *
               Blue Sky Fees and Expenses.................... *
               Miscellaneous................................. * .
                                                              ---------
               Total......................................... $     * .
                                                              =========

*   To be completed by amendment

Item 15. Indemnification of Directors and Officers.

          The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") generally provides that a corporation is empowered to indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving, at the request of the corporation, in any capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This statute describes in detail the right of the Registrant to indemnify any such person. Reference is made to Article Twelfth of the Registrant's Certificate of Incorporation and
     Article XII of the Registrant's By-Laws, which provide for indemnification by the Registrant in the manner and to the full extent permitted by Delaware law.

Item 16. Exhibits

Exhibit No.                      Description
-----------                      -----------

1.1   Form of Underwriting Agreement
5.1   Opinion of Bachner, Tally, Polevoy & Misher LLP.*
23.1  Consent of Grant Thornton LLP.
23.2  Consent of Bachner, Tally, Polevoy & Misher LLP
        (included in Exhibit 5.1).*
-------------------
*   To be filed by amendment

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Mineola, State of New York, on this 29th day of January, 1996.

                            AMERICAN LIST CORPORATION

                          By: /s/ Martin Lerner
                              ----------------------------------------
                                Martin Lerner, President and Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the date indicated.

      Signature                       Title                         Date
      ---------                       -----                         ----

 /s/ Martin Lerner           Chairman of the Board,           January 29, 1996
----------------------       President and Treasurer
    Martin Lerner        (Principal Executive, Financial
                             and Accounting Officer)

 /s/ Jan Stumacher          Vice President, Secretary         January 29, 1996
---------------------
    Jan Stumacher                 and Director

 /s/ J. Morton Davis                Director                  January 29, 1996
---------------------
J. Morton Davis

 /s/ Kenton Wood                    Director                  January 29, 1996
---------------------
     Kenton Wood

 /s/ Ben Ermini                     Director                  January 29, 1996
---------------------
     Ben Ermini

 /s/ Philip Lubitz                  Director                  January 29, 1996
---------------------
    Philip Lubitz

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Mineola, State of New York, on this ____ day of January, 1996.

                            AMERICAN LIST CORPORATION

                     By:
                         ----------------------------------------
                           Martin Lerner, President and Director

               Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the date indicated.


      Signature                                    Title             Date
      ---------                                    -----             ----

-----------------------        Chief Executive Officer,       January     , 1996
    Martin Lerner             President and Treasurer
                          (Principal Executive, Financial
                              and Accounting Officer)

-----------------------
    Jan Stumacher             Vice President, Secretary       January     , 1996
                                and Director

-----------------------
J. Morton Davis                 Director                      January     , 1996


-----------------------
     Kenton Wood                Director                      January     , 1996


-----------------------
     Ben Ermini                 Director                      January     , 1996


-----------------------                                       January     , 1996
    Philip Lubitz               Director